

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES RECORD
FIRST QUARTER 2005 RESULTS

Company Reports Encouraging Horizontal Well in Fayetteville Shale

Houston, Texas – April 29, 2005...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the first quarter of 2005. Highlights include:

- Record earnings of $32.6 million, up 33% from the same period in 2004
- Record net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) of $73.6 million, up 30% from the same period in 2004
- Natural gas and crude oil production of 14.0 Bcfe, up 22% over first quarter 2004 levels
- Encouraging horizontal well in Fayetteville Shale play

For the first quarter of 2005, Southwestern reported net income of $32.6 million, or $0.87 per diluted share, up 33% from $24.5 million, or $0.67 per diluted share, for the same period in 2004. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below), was $73.6 million in the first quarter of 2005, up 30% from $56.5 million for the same period in 2004. A 22% increase in production volumes and higher realized natural gas and oil prices drove the improved financial results.

"2005 has begun on a very positive note with the best first quarter financial results in the company's history," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "Our production volumes increased 22% over the prior year first quarter despite the curtailment of a portion of our production at our Overton Field in East Texas. We continue to have excellent results from our development drilling programs at the Overton Field and the Ranger Anticline in the Arkoma Basin. In addition, we are making significant progress in our Fayetteville Shale play, where our results during the quarter included the successful completion of one of our first horizontal wells in the play. We have had a great start to what we believe will be a very exciting year for our company."

First Quarter 2005 Financial Results

E&P Segment - Operating income from the company's E&P segment was $47.7 million for the three months ended March 31, 2005, up from $33.4 million for the same period in 2004. The increase was primarily due to a 22% increase in production volumes and higher realized natural gas and oil prices, partially offset by higher operating costs and expenses.

Revenues for the first three months of 2005 and 2004 also included pre-tax gains of $2.1 million and $3.0 million, respectively, related to the sale of gas in storage inventory.

Gas and oil production totaled 14.0 Bcfe for the three months ended March 31, 2005, up from 11.4 Bcfe in the first quarter of 2004. The increase in 2005 production resulted primarily from an increase in production from the company's Overton Field in East Texas, the Arkoma Basin and from the development of the company's River Ridge discovery in New Mexico. Production during the first quarter of 2005 included the effects of curtailment of a portion of the company's production at its Overton Field due to pipeline repairs to a non-operated transmission line into which the company delivers a large portion of its gas production. A portion of the Overton Field production continues to be curtailed and, as a result, the company is revising its second quarter production guidance to 14.8 to 15.2 Bcfe, compared to its previous guidance of 15.0 to 15.4 Bcfe. Southwestern expects the curtailment issues at Overton to be resolved before the end of the second quarter, and as a result, its previously announced full-year 2005 guidance of 61.0 to 63.0 Bcfe remains the same.

Southwestern's average realized gas price was $5.71 per Mcf (including the effect of hedges) in the first quarter of 2005 compared to $4.92 per Mcf in the first quarter of 2004. The company's hedging activities had minimal impact on the average gas price realized during the first three months of 2005, compared to a decrease of $0.42 per Mcf during the same period of 2004. Locational differences in market prices for natural gas have continued to be wider than historically experienced. Disregarding the impact of hedges, the company's average price received for its gas production during the first quarter of 2005 was approximately $0.55 per Mcf lower than average NYMEX spot prices, compared to the average for the prior year period of approximately $0.35 per Mcf. The company currently estimates that its average realized market differentials for the second quarter of 2005 will range between $0.40 to $0.50 per Mcf.

Southwestern's average realized oil price was $37.87 per barrel, including the effect of hedges, during the first quarter of 2005 compared to $28.43 per barrel in the first quarter of 2004. The average realized oil prices for the first three months of 2005 and 2004 were reduced by $9.67 per barrel and $5.45 per barrel, respectively, due to the effects of Southwestern's hedging activities.

Lease operating expenses per Mcfe for the company's E&P segment were $0.45 for the first quarter of 2005, compared to $0.38 for the same period in 2004. The increase in lease operating expenses per Mcfe in 2005 resulted from an increase in compression costs and generally higher oil field service costs. Taxes other than income taxes per Mcfe were $0.33 during the first quarter of 2005, compared to $0.26 per Mcfe during the same period in 2004. The increase in 2005 was due primarily to increased severance taxes that resulted from higher commodity prices. General and administrative expenses per Mcfe were $0.39 during both the first quarters of 2005 and 2004, as increased compensation costs associated with increased staffing levels were offset by higher production volumes. The company's full cost pool amortization rate increased to $1.29 per Mcfe in the first three months of 2005, compared to $1.18 per Mcfe for the same period in 2004, primarily due to increased finding and development costs.

Natural Gas Distribution Segment - Operating income for the company's utility segment was $7.4 million for the three months ended March 31, 2005, down from $8.8 million for the same period in 2004. The decrease in operating income for this segment resulted from decreased deliveries due to warmer than normal weather and increased general and administrative expenses. Weather in the utility's service territory during the first quarter of 2005 was 11% warmer than normal and 7% warmer than the prior year. On December 29, 2004, the utility filed a rate increase request for $9.7 million with the Arkansas Public Service Commission (APSC). The APSC has ten months to review the filing and determine the amount of the increase, if any. Any rate increase allowed would likely be implemented in the fourth quarter of 2005.

Marketing and Other - Operating income from our natural gas marketing activities was $1.0 million for the three months ended March 31, 2005, compared to $0.9 million in 2004. The company recorded pre-tax income from operations of $0.1 million relating to the company's 25% interest in the Ozark Gas Transmission System during the first quarter of 2005, compared to pre-tax income of $0.2 million for the same period in 2004.

E&P Operations Review

Southwestern invested a total of $78.5 million in its E&P program and participated in drilling 64 wells during the first quarter of 2005, compared to $56.6 million invested to drill 43 wells in the first quarter of 2004. Of the first quarter 2005 wells, 41 were successful and 23 were still in progress at March 31, 2005.

Fayetteville Shale Play - In the first quarter of 2005, Southwestern invested approximately $20.1 million in its Fayetteville Shale play, which included $11.9 million of capital for drilling 18 wells, $6.9 million for leasehold acquisitions and $1.3 million for other capitalized costs. The company increased its leasehold position to 630,000 net acres in the undeveloped play area at March 31, 2005. In addition, Southwestern controls approximately 125,000 net developed acres in the traditional "Fairway" area of the basin that is held by production.

As of March 31, 2005, Southwestern had drilled a total of 38 wells and participated in one outside-operated well. The wells are located in six separate pilot areas located in Franklin, Conway, Van Buren and Faulkner counties in Arkansas. Of the 39 wells, 27 are producing, eight are in some stage of completion or waiting on pipeline hook-up, and four are shut-in due to marginal performance.

To date, the company has drilled three horizontal wells. Of the three wells, two have been completed and tested and one is awaiting completion. The first horizontal well in the company's Griffin Mountain field area experienced mechanical problems during the completion phase, resulting in only a partial stimulation, and had a final test rate of approximately 580 Mcf per day. The second horizontal well, located in the company's Rainbow pilot area, was successfully fracture-stimulated in four separate stages and tested at a rate of approximately 3.7 MMcf per day.

Based on the costs of the horizontal wells drilled to date, excluding extraordinary and non-recurring costs, the company estimates that its horizontal well costs will range between $1.5 to $2.0 million per well in the second quarter of 2005. "While we have only tested two horizontal wells, we are encouraged by the results and are making progress on best practices for drilling and completing these wells," stated Harold M. Korell, President and Chief Executive Office of Southwestern Energy.

Additionally, the company announced it has placed a new vertical well on production at a rate of approximately 1,300 Mcf per day with a flowing tubing pressure of approximately 1,100 PSI in its Brookie pilot area and tested another vertical well at a rate of 1,283 Mcf per day with a flowing casing pressure of 490 PSI in its Rainbow pilot area. Recent costs to drill and complete vertical wells have ranged between $440,000 to $650,000 per well with the higher cost wells predominantly in the Griffin Mountain Field area.

Based on the performance thus far of its longest producing wells in the Fayetteville Shale play, the company believes ultimate production from the vertical wells drilled to date, excluding the four shut-in wells, will range from 300 MMcf to 750 MMcf per well. Wells in the Griffin Mountain area, which represent over half of the current producing wells, are expected to average approximately 300 MMcf. No estimates have currently been made for the completed horizontal wells. The foregoing estimates are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, actual results and the amounts of proved reserves that ultimately are recorded may be materially different. Actual results will be affected by commodity prices, operating costs, future well performance and variability within the play area, as well as other factors and risks that are more fully described in the company's Annual Report on Form 10-K for the year ended December 31, 2004.

In 2005, the company expects to allocate up to $100.2 million of its 2005 E&P capital to its unconventional Fayetteville Shale play. The company's drilling program with respect to its Fayetteville Shale play is flexible and will be impacted by a number of factors, including the results of the company's drilling efforts, its progress in determining the most effective fracture stimulation treatment, the performance of wells the company drills in new pilot areas, prevailing costs for services and materials and the gas commodity price environment.

Conventional Arkoma Program - Southwestern participated in 13 wells in its Ranger Anticline project area in the first quarter of 2005, 7 of which were productive and 6 were in progress. The Ranger Anticline, located in Yell and Logan Counties, Arkansas, produces from the conventional Borum sands between 5,500 and 8,500 feet. Of the 13 wells drilled during the quarter, 10 are located in the core producing area of the field and two are located in the western expansion area the company began developing in early 2004. Additionally, the Standridge #1-10 well was drilled as a 9-mile eastern step-out from the core producing area. Although the Borum sands were found to be tight in the Standridge #1-10, the well did penetrate 150 feet of gas pay in the Basham and Turner sands at 3,550 feet. Southwestern plans to drill offsetting wells in the area around the Standridge to determine the extent of these shallower pay sands, as well as the deeper Borum sands, before initiating pipeline construction.

East Texas - During the first quarter, Southwestern spudded 18 wells at its Overton Field. The company has now drilled 191 wells with a success rate of 100% since 2000. As discussed above, a portion of Southwestern's production at Overton continues to be curtailed due to the failure of a transmission line into which a large part of Overton Field's gas sales are made. The operator of the line is seeking regulatory approval to return the line to its normal historical operating pressure. To partially offset the curtailment caused by the line failure, additional compression was recently added to a second transmission line serving the Overton Field. Plans also call for "looping" this line to further increase take-away capacity. Southwestern expects all curtailment issues at Overton to be resolved by the end of the second quarter.

Southwestern Updates Guidance for 2005

Southwestern is targeting 2005 oil and gas production at 61.0 - 63.0 Bcfe, an increase of 13 - 17% over the company's 2004 production. The tables below show the company's actual results for the first quarter of 2005 and its forecasts for production for the remainder of 2005 by quarter and other operating income and expenses for the full-year of 2005:

	1st Quarter Actual	2nd Quarter Forecast	3rd Quarter Forecast	4th Quarter Forecast	Full-Year 2005 Forecast
Estimated Production:					
Gas (Bcf)	13.0	14.0 - 14.3	14.9 - 15.6	15.5 - 16.4	57.4 - 59.3
Oil (MBbls)	161	140 - 150	145 - 155	145 - 155	590 - 620
Total Production (Bcfe)	14.0	14.8 - 15.2	15.8 - 16.5	16.4 - 17.3	61.0 - 63.0

	1Q 2005 Actual	FY 2005 Forecast
E&P Operating Expenses ($ per Mcfe)		
Lease Operating Expenses	$0.45	$0.40 - $0.45
Taxes, Other Than Income Taxes	$0.33	$0.30 - $0.35
General & Administrative Expenses	$0.39	$0.40 - $0.45
Full Cost Pool Amortization Rate[1]	$1.29	$1.30 - $1.35
Other Operating Income and Expenses ($ in millions)		
Utility Operating Income		$3.0 - $5.0
Marketing Operating Income		$2.5 - $3.0
Other Non-Operating Loss		$0.5 - $1.0
Minority Interest Deduction		$1.0 - $1.5
Net Interest Expense		$21.0 - $22.0
Income Tax Rate (100% Deferred)		37.0%

(1) The company's full cost pool amortization rate can vary from this estimate due to changes in the level of oil and gas reserves and changes in the levels of unevaluated costs.

Assuming NYMEX commodity prices of $6.00 per Mcf of gas and $40.00 per barrel of oil for 2005, the company is targeting net income of $100 - $110 million, net cash provided by operating activities before changes in operating assets and liabilities of $260 - $270 million, operating income of $185 - $195 million and its net income plus interest, income tax expense, depreciation, depletion and amortization (also known as EBITDA, a non-GAAP measure; see explanation and reconciliation below) of $278 - $288 million.

Assuming NYMEX commodity prices of $7.00 per Mcf of gas and $50.00 per barrel of oil for 2005, the company is targeting net income of $120 - $130 million, net cash provided by operating activities before changes in operating assets and liabilities of $290 - $300 million, operating income of $218 - $228 million and EBITDA of $309 - $319 million in 2005. The following table demonstrates the NYMEX price scenarios mentioned above and their corresponding estimated impact on the company's results for 2005, including current hedges in place:

NYMEX Commodity Prices	Net Income	Operating Income	Net Cash Flow [1]	EBITDA [1]
$6.00 Gas $40.00 Oil	$100 - $110 Million	$185 - $195 Million	$260 - $270 Million	$278 - $288 Million
$7.00 Gas $50.00 Oil	$120 - $130 Million	$218 - $228 Million	$290 - $300 Million	$309 - $319 Million

(1) Net cash provided by operating activities before changes in operating assets and liabilities and EBITDA are non-GAAP measures; see Explanation and Reconciliation of Non-GAAP Financial Measures below.

Explanation and Reconciliation of Non-GAAP Financial Measures

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The first table below reconciles net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information. However, forecasting changes in operating assets and liabilities would require unreasonable effort, would not be reliable and could be misleading. Therefore, the reconciliation of the company's forecasted net cash provided by operating activities before changes in operating assets and liabilities (second table) has assumed no changes in assets and liabilities.

	3 Months Ended March 31,		
	2005		2004	
	(in thousands)			
Net cash provided by operating activities before changes in operating assets and liabilities	$	73,616	$	56,519
Add back (deduct):				
Change in operating assets and liabilities		29,483		20,221
Net cash provided by operating activities	$	103,099	$	76,740

	2005 Guidance	
	NYMEX Commodity Price Assumptions	
	$6.00 Gas $40.00 Oil	$7.00 Gas $50.00 Oil
	(in millions)	
Net cash provided by operating activities	$260-$270	$290-$300
Add back (deduct):		
Assumed change in operating assets and liabilities	--	--
Net cash provided by operating activities before changes in operating assets and liabilities	$260-$270	$290-$300

EBITDA is defined as net income plus interest, income tax expense, depreciation, depletion and amortization. Southwestern has included information concerning EBITDA because it is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in the energy industry. EBITDA should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the company's profitability or liquidity. EBITDA as defined above may not be comparable to similarly titled measures of other companies. Net income is a financial measure calculated and presented in accordance with generally accepted accounting principles. The table below reconciles 2005 forecasted EBITDA with 2005 forecasted net income.

	2005 Guidance	
	NYMEX Commodity Price Assumptions	
	$6.00 Gas $40.00 Oil	$7.00 Gas $50.00 Oil
	($ in millions)	
Net income	$100-$110	$120-$130
Add back:		
Provision for income taxes - deferred	61-62	73-74
Interest expense	21-22	21-22
Depreciation, depletion and amortization	91-93	91-93
EBITDA	$278-$288	$309-$319

Southwestern will host a teleconference call on Monday, May 2, 2005, at 10:00 a.m. Eastern to discuss the company's first quarter 2005 financial and operating results. The toll-free number to call is 800-475-3716 and the reservation number is 3540850. The teleconference can also be heard "live" over the Internet at the company's website: http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
            Executive Vice President   **Manager, Investor Relations**
            and Chief Financial Officer   **(281) 618-4897**
            (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays, the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position, the timing and extent of the company's success in discovering, developing, producing and estimating reserves, property acquisition or divestiture activities, the effects of weather and regulation on the company's gas distribution segment, increased competition, the impact of federal, state and local government regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions and prices (including regional basis differentials), the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field personnel, services, drilling rigs and other equipment, and any other factors listed in the reports filed by the company with the Securities and Exchange Commission (the "SEC"). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Financial Summary Follows
# # #


OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

	Three Months	
Periods Ended March 31	**2005**	2004
Exploration & Production		
Production		
Gas production (MMcf)	**13,019**	10,516
Oil production (MBbls)	**161**	152
Total equivalent production (MMcfe)	**13,987**	11,428
Commodity Prices		
Average realized gas price per Mcf	**$5.71**	$4.92
Average realized oil price per Bbl	**$37.87**	$28.43
Operating Expenses per Mcfe		
Lease operating expenses	**$0.45**	$0.38
Taxes, other than income taxes	**$0.33**	$0.26
General & administrative expenses	**$0.39**	$0.39
Full cost pool amortization	**$1.29**	$1.18
Marketing		
Gas volumes marketed (MMcf)	**14,365**	12,281
Gas Distribution		
Deliveries (Bcf)		
Sales and end-use transportation	**9.2**	9.8
Off-system transportation	**-**	1.0
Number of customers - period end	**146,684**	143,347
Average sales rate per Mcf	**$9.16**	$8.11
Heating weather - degree days	**1,902**	2,061
- percent of normal	**89%**	96%

STATEMENTS OF OPERATIONS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended March 31	Three Months	
	2005	2004
	(in thousands except share/per share amounts)	
Operating Revenues		
Gas sales	$ **126,271**	$ 101,019
Gas marketing	**24,547**	9,186
Oil sales	**6,111**	4,334
Gas transportation and other	**4,124**	5,251
	161,053	119,790
Operating Costs and Expenses		
Gas purchases - utility	**33,823**	31,532
Gas purchases - marketing	**23,198**	8,063
Operating expenses	**11,933**	9,712
General and administrative expenses	**10,303**	8,010
Depreciation, depletion and amortization	**20,247**	15,526
Taxes, other than income taxes	**5,323**	3,640
	104,827	76,483
Operating Income	**56,226**	43,307
Interest Expense		
Interest on long-term debt	**4,923**	4,421
Other interest charges	**310**	512
Interest capitalized	**(695)**	(548)
	4,538	4,385
Other Income (Expense)	**184**	321
Income Before Income Taxes and Minority Interest	**51,872**	39,243
Minority Interest in Partnership	**(93)**	(399)
Income Before Income Taxes	**51,779**	38,844
Provision for Income Taxes - Deferred	**19,158**	14,372
Net Income	$ **32,621**	$ 24,472
Earnings Per Share:		
Basic	**$0.90**	$0.69
Diluted	**$0.87**	$0.67
Weighted Average Common Shares Outstanding:		
Basic	**36,125,860**	35,549,453
Diluted	**37,456,127**	36,614,578

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

March 31		**2005**		2004
			(in thousands)	
ASSETS				
Current Assets	$	**123,742**	$	**80,373**
Investments		**15,614**		**14,032**
Property, Plant and Equipment, at cost		**1,841,434**		**1,523,272**
Less: Accumulated depreciation, depletion and amortization		**797,372**		**721,977**
		1,044,062		**801,295**
Other Assets		**16,841**		**15,302**
	$	**1,200,259**	$	**911,002**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities	$	**184,105**	$	**101,321**
Long-Term Debt		**298,000**		**255,000**
Deferred Income Taxes		**220,606**		**157,499**
Other Liabilities		**42,689**		**23,044**
Commitments and Contingencies				
Minority Interest in Partnership		**11,951**		**12,525**
Shareholders' Equity				
Common stock, $.10 par value; authorized 75,000,000 shares, issued 37,225,584 shares		**3,723**		**3,723**
Additional paid-in capital		**129,198**		**124,298**
Retained earnings		**383,082**		**271,357**
Accumulated other comprehensive income (loss)		**(58,832)**		**(19,517)**
Common stock in treasury, at cost, 760,613 shares in 2005 and 1,168,196 shares in 2004		**(8,486)**		**(13,196)**
Unamortized cost of restricted shares issued under stock incentive plans, 316,648 shares in 2005 and 419,585 shares in 2004		**(5,777)**		**(5,052)**
		442,908		**361,613**
	$	**1,200,259**	$	**911,002**

STATEMENTS of CASH FLOWS (Unaudited)

Southwestern Energy Company and Subsidiaries

		Three Months		
Periods Ended March 31		**2005**		2004
		(in thousands)		
Cash Flows From Operating Activities				
Net income	$	**32,621**	$	24,472
Adjustments to reconcile net income to net cash				
provided by operating activities:				
Depreciation, depletion and amortization		**21,257**		16,489
Deferred income taxes		**19,158**		14,372
Ineffectiveness of cash flow hedges		**636**		979
Equity in income of NOARK partnership		**(149)**		(192)
Minority interest in partnership		**93**		399
Change in operating assets and liabilities		**29,483**		20,221
Net cash provided by operating activities		**103,099**		76,740
Cash Flows From Investing Activities				
Capital expenditures		**(80,361)**		(50,551)
Proceeds from sale of gas and oil properties		**700**		-
Other items		**517**		(285)
Net cash used in investing activities		**(79,144)**		(50,836)
Cash Flows From Financing Activities				
Payments on revolving long-term debt		**(105,200)**		(151,800)
Borrowings under revolving long-term debt		**78,200**		128,000
Debt issuance costs		**(1,180)**		(1,428)
Change in bank drafts outstanding		**3,191**		(2,596)
Proceeds from exercise of common stock options		**656**		1,726
Net cash used in financing activities		**(24,333)**		(26,098)
Decrease in cash		**(378)**		(194)
Cash at beginning of year		**1,235**		1,277
Cash at end of period	$	**857**	$	1,083

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration & Production	Gas Distribution	Marketing & Other	Eliminations	Total
			(in thousands)		
Quarter Ending March 31, 2005					
Revenues	$ 82,543	$ 62,751	$ 79,177	$ (63,418)	$ 161,053
Gas purchases	-	42,495	77,716	(63,190)	57,021
Operating expenses	6,297	5,729	-	(93)	11,933
General & administrative expenses	5,444	4,660	334	(135)	10,303
Depreciation, depletion & amortization	18,514	1,699	34	-	20,247
Taxes, other than income taxes	4,557	721	45	-	5,323
Operating Income	$ 47,731	$ 7,447	$ 1,048	$ -	$ 56,226
Capital Investments	$ 78,455 (1)	$ 2,082	$ 324	$ -	$ 80,861
Quarter Ending March 31, 2004					
Revenues	$ 59,071	$ 61,259	$ 61,528	$ (62,068)	$ 119,790
Gas purchases	-	41,348	60,138	(61,891)	39,595
Operating expenses	4,374	5,393	-	(55)	9,712
General & administrative expenses	4,436	3,439	257	(122)	8,010
Depreciation, depletion & amortization	13,892	1,601	33	-	15,526
Taxes, other than income taxes	2,940	668	32	-	3,640
Operating Income	$ 33,429	$ 8,810	$ 1,068	$ -	$ 43,307
Capital Investments	$ 56,583 (1)	$ 1,939	$ 115	$ -	$ 58,637

(1)Exploration and Production capital expenditures for 2005 and 2004 include $1.7 and $8.1 million, respectively, related to the change in accrued expenditures between periods.